

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2025

Joel Kleiner
Chief Financial Officer
NextNRG, Inc.
67 NW 183rd St
Miami, FL 33169

> **Re: NextNRG, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2024**
> **File No. 001-40809**

Dear Joel Kleiner:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services